SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.

                               FORM 11-K

X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
   ACT OF 1934   For the year ended December 31, 1994

or

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934   For the transition period from---to---


Commission File Number  1-14416

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

    FAHNESTOCK & CO.,INC. 401(k) PLAN
    110 Wall Street
    New York, New York 10005

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    FAHNESTOCK VINER HOLDINGS INC.
    P.O. Box 16, Suite 1204
    181 University Avenue
    Toronto, Ontario, Canada M5H 3M7


REQUIRED INFORMATION

ITEM 1.  Not applicable

ITEM 2.  Not applicable

ITEM 3.  Not applicable

ITEM 4.  Financial Statements and Supplemental Information



                     FAHNESTOCK & CO.,INC. 401(k) PLAN
                    	FINANCIAL STATEMENTS and SCHEDULE
                     December 31, 1994 and 1993

INDEX
                                                   	Page(s)
Report of Independent Accountants

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 1994 and 1993

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 1994

Notes to Financial Statements

Supplemental Schedule:
Schedule I - Item 27a - Schedule of Assets Held for Investment as of December 31, 1994

                  REPORT of INDEPENDENT ACCOUNTANTS

To the Trustees of the Fahnestock & Co.,Inc.
401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of FAHNESTOCK & CO.,INC. 401(k) PLAN (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed on the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND L.L.P.

New York, New York
June 15, 1995.




FAHNESTOCK & CO.,INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 AND 1993


Page 1 of 2
                                                  Money        Vanguard
                         Equity       Bond        Market       Index
                         Fund         Fund        Fund         Trust
ASSETS:
Investments,
 at fair value 	         $10,276,424  $1,578,192  $3,385,998   $735,620

Contributions
 receivable from
 Fahnestock & Co.,Inc.         -           -           -          -

Loans receivable
 from participants             -           -           -          -

Accrued income
 receivable                    -           36,296      -          -


Net assets available
 for benefits              $10,276,424  $1,614,488  $3,385,998   $735,620



FAHNESTOCK & CO.,INC 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - CONTINUED
DECEMBER 31, 1994 AND 1993

Page 2 of 2
                         Fahnestock
                         Viner
                         Holdings Inc.
                         Common        Loans to       Total       Total
                         Stock         participants   1994        1993
ASSETS:
Investments,
 at fair value           $2,163,707          -        $18,139,941  $16,263,480

Contributions
 receivable from
 Fahnestock & Co.,Inc.       56,927          -             56,927      141,207

Loans receivable
 from participants              -       $438,730          438,730      406,343

Accrued income
 receivable                     -            -             36,296       26,592


Net assets available
 for benefits            $2,220,634     $438,730      $18,671,894  $16,837,622


The accompanying notes are an integral part of these financial statements.

FAHNESTOCK & CO.,INC. 401(k) PLAN
STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
For the year ended December 31, 1994

Page 1 of 2
                                                     Money         Vanguard
                              Equity       Bond      Market        Index
                              Fund         Fund      Fund          Trust


Additions to net assets attributed to:
Investment income:
  Net realized and
   unrealized gains
   (losses) on
   investments              $(396,454)    $(211,781)        -         $ 4,682
  Interest                     14,761       122,435       75,524         -
  Dividends                   184,379         3,786       48,540         -
Net investment income        (197,314)      (85,560)      124,064       4,682

Contributions:
  Participants              1,855,030        237,015      277,419     133,961
  Employer                      -                -        950,438         -
Total contributions and
 net investment income      1,657,716        151,455    1,351,921     138,643

Deductions from net assets attributed to:
  Benefits paid to
   participants              (488,074)       (81,304)     (303,057)   (26,489)

Net increase prior to
 interfund transfers        1,169,642         70,151     1,048,864    112,154

Interfund transfers,
 including loan repayments    581,335         33,398    (1,580,121)    94,135

Net increase (decrease)     1,750,977        103,549      (531,257)   206,289

Net assets available for benefits:
  Beginning of year         8,525,447      1,510,939     3,917,255    529,331
  End of year             $10,276,424     $1,614,488    $3,385,998   $735,620



FAHNESTOCK & CO.,INC. 401(k) PLAN
STATEMENT of CHANGES in NET ASSETS AVAILABLE FOR BENEFITS - CONTINUED For the year ended December 31, 1994

Page 2 of 2
                                      Fahnestock
                                      Viner
                                      Holdings Inc.
                                      Common         Loans to          Total
                                      Stock          Participants      1994

Additions to net assets attributed to:
Investment income:
  Net realized and
   unrealized gains
   (losses) on
   investments                    $  (625,743)         -          $(1,229,296)
  Interest                                -       $ 32,697            245,417
  Dividends                               -            -              236,705
Net investment income                (625,743)      32,697           (747,174)

Contributions:
  Participants                            -            -            2,503,425
  Employer                             56,927          -            1,007,365
Total contributions and
net investment income                (568,816)       32,697         2,763,616

Deductions from net assets attributed to:
  Benefits paid to participants           -         (30,420)         (929,344)

Net increase prior to
 interfund transfers                 (568,816)        2,277         1,834,272

Interfund transfers,
 including loan repayments            841,143        30,110              -

Net increase (decrease)               272,327        32,387         1,834,272

Net assets available for benefits:
  Beginning of year                 1,948,307       406,343        16,837,622
  End of year                       2,220,634       438,730        18,671,894



The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO.,INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1994

1. Description of the Plan:
The following is a description of the Fahnestock & Co., Inc. 401(k) Plan (the "Plan"):

General:
The Plan was established on January 1, 1987 and was amended and restated to add a profit-sharing provision effective January 1, 1991. The Plan was subsequently amended effective January 1, 1994 to change the rates used in computing the discretionary profit sharing contribution from Fahnestock & Co., Inc. (the "Company"). Employees of the Company who are 21 and have completed one year of service shall be eligible to receive an allocation of the discretionary profit sharing contribution. Employees of the Company who are 21 and have completed six months of service shall be eligible to make elective deferrals into the Plan.

Allocation provisions:
Under the terms of the Plan, the individual makes all investment decisions with respect to his/her account balance, subject to available investment alternatives. These include the Equity
Fund, the Bond Fund, the Money Market Fund, an S&P 500 Equity Index Fund, and the common stock of Fahnestock Viner Holdings Inc.
("Holdings"), the Company's parent.

Company Contributions:
As discussed above, the Company may contribute to the Plan a discretionary profit-sharing amount (the "Employer Regular Contribution"). The Employer Regular Contribution is determined by its Board of Directors and is subject to guidelines set forth in the Plan description.

Employer Regular Contributions for the year ending December 31,
1994 were determined as follows:

 2.2% of the first $30,000 of a participant's compensation; 4.0% of the next $20,000 of a participant's compensation; 4.5% of the next $30,000 of a participant's compensation; 1.3% of the next $30,000 of a participant's compensation; and 0% above $110,000 of a participant's compensation.

Should participants elect to receive their Employer Regular Contribution in the form of common stock of Holdings, the Company may make an additional contribution of Holdings common stock equal in market value to 15 percent of the purchase price of the common stock ("the Employer Stock Contribution"). For the year ended December 31, 1994 approximately $57,000 was contributed by the Company under this provision.

Employees may make salary deferral contributions of up to 14% of compensation. Such deferrals for a participant could not exceed
$9,240 for the plan year ended December 31, 1994.

Vesting:
All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Regular Contributions and the income derived from their investments upon the completion of service with the Company or an affiliate at the following rate:

Less than 3 years of service    0%
After 3 years of service	      20%
After 4 years of service	      40%
After 5 years of service	      60%
After 6 years of service	      80%
After 7 years of service	     100%


All years of service with the Company or an affiliate are counted to determine a participant's nonforfeitable percentage except years of service before the Plan was restated in 1991. Participants will be 100 percent vested in Employer Stock Contributions only upon completion of 5 years service.

At December 31, 1994, forfeited nonvested accounts totaled approximately $180,000. These accounts will be used to reduce future employer contributions. Also in 1994, employer contributions were reduced by approximately $165,000 from forfeited nonvested accounts.

Qualified Matching and Qualified Non-Elective Contributions as defined in the Plan document, if required, would be fully vested when made.

Notwithstanding the vesting schedules specified above, with respect to retirement, a Participant's right to his or her accounts will be nonforfeitable upon the attainment of: the later of age 65 or the fifth anniversary of the participation commencement date; death; or disability, as defined.

Payment of Benefits:
Payment of vested benefits under the Plan will be made in the event of a participant's termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Loans to Participants:
Loans are made available to all participants. Loans must be adequately collateralized using not more than fifty percent of the participant's vested account balance, and bear an interest rate of 8%. Loan and interest payments are applied against fund balances from which proceeds were drawn unless otherwise specified by the participant.

Income Tax Status:
The Internal Revenue Service has determined and informed the Company by letter dated August 12, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not been amended since receiving the determination letter, and the Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

2. Significant Accounting Policies:
Securities transactions are recorded on a trade date basis with gains and losses reflected in income.

Investments are stated at market value.

Assets held in money market accounts are valued at cost which approximates market value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3. Related Parties:
The Company acts as investment advisor, administrator and custodian of the Plan assets, executes the Plan's transactions, and provides accounting and other administrative services for which no charge is made to the Plan. The Trustees of the Plan are also officers and directors of the Company.


4. Subsequent Event:
Effective January 5, 1995, the assets of the Reich & Co. 401(k)
plan, approximately $685,000, were transferred into the Plan.
Reich & Co., a wholly owned subsidiary of the Company, was
acquired by the Company on December 31, 1993.  The Reich & Co.
401(k) plan will terminate subsequent to the transfer of its assets to the Plan. In addition, subsequent to year end transfers among funds were made. The composition of these transfers are described as follows:
                                              Amounts
                   Net Assets                 Transferred    Adjusted
                   Available      Transfers   from Reich     Net Assets
                   for Benefits   Among       & Co.          Available
                   12/31/94       Funds       401(k) Plan    for Benefits

Equity Fund      $10,276,424      $  65,528   $ 300,715      $10,642,667
Bond Fund          1,614,488         39,590      65,061        1,719,139
Money Market Fund  3,385,998       (754,673)    180,872        2,812,197
The Vanguard Group
 Fund                735,620         62,849     114,129          912,598
Fahnestock Viner
 Holdings Inc.
 Common Stock      2,220,634        565,306          -         2,785,940
Loans to
 Participants        438,730         21,400       23,768         483,898

                 $18,671,894       $      0    $ 684,545     $19,356,439




5.  Concentration of Investments:
The following are investments that represent 5% or more of net assets available for plan benefits as of December 31, 1994:

                                                  Percent of
                                                  Net Assets
                                                  Available for
Investment                     Market Value       Plan Benefits
Cortland Trust General Fund 	  $ 5,094,436 			    27.28%
Fahnestock Viner Holdings Inc.
 - Class A 	                     2,022,500 			    10.83%



SCHEDULE 1
FAHNESTOCK & CO.,INC. 401(k) PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1994

                                 Shares,                         Fair or
                                 Units, or                       Stated
Description                      Face Value       Cost           Value

EQUITY FUND:
Cortland Trust General Fund      1,659,141       $1,659,141     $1,659,141

Common Stocks-
Adobe Systems Inc.                   4,200          154,010         124,950
Archer-Daniels-Midland Co.          21,650          396,949          446,531
BankAmerica Corp.                      800           39,802           31,600
Bay Network                          6,000          148,913          175,500
Becton, Dickinson & Co.              1,800           69,296           86,400
Boise Cascade Corp.                  5,500          156,473          147,125
CBS Inc.                             2,175          132,829          120,169
Cadence Design Systems,Inc.          5,000           96,530          103,125
Canadian Pacific Ltd.               19,900          320,933          298,500
Century Communications Corp.
 - Class A                          27,116          224,153          203,370
Chrysler Corp.                       8,100          383,286          396,900
Citicorp                             4,600          121,826          190,325
Cognex Corp.                         6,900          150,075          177,675
Enserch Corp.                       19,400          292,989          254,625
Ethan Allen Interiors Inc.           4,600          100,904          111,550
Filenet Corp.                        4,300           99,545          115,025
Ford Motor Co.                      10,300          305,449          287,113
Fritz Companies Inc.                 1,200           54,300           55,800
General Dynamics Corp.               6,100          269,161          265,350
Gillette Co.                         2,900          186,864          217,137
INCO Ltd.                            6,700          191,674          191,787
International Business Machines Corp.4,300          367,848          316,050
Kiddie Products Inc.                 8,000          144,000          146,000
Lam Research Corp.                   2,600           50,050           96,200
Lasermaster Technologies Inc.        2,700           42,862           18,225
Litton Industries Inc.               9,300          314,931          344,100
Mallinckrodt Group Inc.              2,300           74,025           68,713
Marriott International Inc.          4,300           91,638          120,938
Mercantile Stores Inc.               3,900          155,626          154,050
Moore Med Corp.                     11,400          178,677          149,625
Motorola Inc.                        5,000          176,881          290,000
Nac Re Corp.                         6,000          152,935          201,000
Nations Bank Corp.                   4,200          196,080          189,525
Scherer R.P. Corp. Del               1,600           44,266           72,600
Sybase Inc.                          3,100          152,520          160,425
Upjohn Co.                           3,300          100,844          101,475
Wells Fargo & Co.                      300           36,958           43,500
Western Ohio Financial Corp.         5,600          101,500           82,600
Xerox Corp.                            800           81,908           79,200

Total Common Stocks                               6,359,510        6,634,783


Notes-
U.S. Treasury Notes, 7.25%,
 due November 30, 1996           2,000,000        1,993,611        1,982,500


Total Equity Fund                                10,012,262       10,276,424



BOND FUND:
Cortland Trust General Fund          49,302          49,302           49,302

Bond and Notes-
U.S. Treasury Bond, 6.25%,
 due August 15, 2023                300,000          299,744         243,750
U.S. Treasury Notes, 7.50%,
 due February 29, 1996               50,000           49,699          50,047
U.S. Treasury Notes, 7.625%,
 due April 30, 1996                  50,000           49,819          50,063
U.S. Treasury Notes, 7.875%,
 due January 15, 1998                50,000           49,962          50,094
U.S. Treasury Notes, 7.875%,
 due April 15, 1998                  50,000           49,908          50,047
U.S. Treasury Notes, 6.75%,
 due May 31, 1999                   125,000          125,430         119,882
U.S. Treasury Notes, 6.875%
 due July 31, 1999                  300,000          300,136         288,843
U.S. Treasury Notes, 5.50%,
 due April 15, 2000                 150,000          151,925         135,187
U.S. Treasury Notes, 6.25%,
 due February 15, 2003              310,000          315,827         280,259
U.S. Treasury Notes, 5.75%,
 due August 15, 2003                300,000          300,839         260,718

Total Bonds and Notes                              1,693,289       1,528,890

Total Bond Fund                                    1,742,591       1,578,192


FAHNESTOCK VINER HOLDINGS
 INC. - CLASS A                     323,600        2,268,013       2,163,707


VANGUARD INDEX TRUST FUND            17,119          730,938         735,620


MONEY MARKET FUND
Cortland Trust General Fund        3,385,993       3,385,993       3,385,998


LOANS TO PARTICIPANTS
               Number    Interest  Maturity
Description    of loans  Rates     Dates

Participant
 loans         119       8%       January 1994-
                                  December 1997            0        438,730



Total assets held for investment                  $18,139,797    $18,578,671


                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees for the Fahnestock & Co.,Inc. 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

FAHNESTOCK & CO.,INC 401(k) PLAN


/S/ A.G. LOWENTHAL
Albert G. Lowenthal, as Trustee of the
Fahnestock & Co.,Inc. 401(k) Plan

Date: September 20, 1996


                              EXHIBIT INDEX

Exhibit No.
23           Consent of Coopers & Lybrand